SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE l3D

Under the Securities Exchange Act of 1934 (Amendment No._)*

POWER-ONE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

739308104

(CUSIP Number)

Colin W. Dunn, Vice President
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302
(201) 432-0463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739308104

(1)	Names of Reporting Persons: Bel Fuse Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power:	0
(8)	Shared Voting Power:	4,370,052*
(9)	Sole Dispositive Power:	0
(10)	Shared Dispositive Power:	4,370,052*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,370,052*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.0%
(14)	Type of Reporting Person (See Instructions): CO
* As of February 22, 2008, Bel Ventures Inc., a Delaware corporation (“Bel Ventures”), held 4,370,052 shares of common stock of Power One, Inc. (the “Company”) Bel Ventures is a wholly-owned subsidiary of Bel Fuse Inc., a New Jersey corporation (“Bel”). Bel shares voting and dispositive power over all securities of the Company held by Bel Ventures.

CUSIP No. 739308104

(1)	Names of Reporting Persons: Bel Ventures Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power:	0
(8)	Shared Voting Power:	4,370,052*
(9)	Sole Dispositive Power:	0
(10)	Shared Dispositive Power:	4,370,052*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,370,052*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.0%
(14)	Type of Reporting Person (See Instructions): CO
* As of February 22, 2008, Bel Ventures Inc., a Delaware corporation (“Bel Ventures”), held 4,370,052 shares of common stock of Power One, Inc. (the “Company”) Bel Ventures is a wholly-owned subsidiary of Bel Fuse Inc., a New Jersey corporation (“Bel Fuse”). Bel Fuse shares voting and dispositive power over all securities of the Company held by Bel Ventures.

Item 1.  Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, $0.001 par value (the "Common Stock"), of Power-One, Inc. (the "Company"), whose principal executive offices are located at 740 Calle Plano, Camarillo, California 93012.

Item 2. Identity and Background.

This Schedule 13D is being filed by (i) Bel Fuse Inc., a corporation organized under the laws of the State of New Jersey (“Bel”), and (ii) Bel Ventures Inc., a corporation organized under the laws of the State of Delaware and a wholly-owned subsidiary of Bel (“Bel Ventures” and together with Bel, the “Reporting Persons”).

Bel and its subsidiaries, including Bel Ventures, are primarily engaged in the design, manufacture and sale of products used in networking, telecommunications, high speed data transmission and consumer electronic applications. Each of the Reporting Persons maintains its principal executive offices at 206 Van Vorst Street, Jersey City, New Jersey 07302. The name, present principal occupation or employment, the current business address (or residence if the individual has no business address) and citizenship of each director and executive officer of the Reporting Persons is set forth on Appendix A to this Schedule 13D.

Neither of the Reporting Persons nor, to the best of its knowledge, any of its directors or executive officers has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

In a series of transactions from February 8, 2008 through February 22, 2008, Bel, through its wholly-owned subsidiary, Bel Ventures, acquired an aggregate of 4,370,052 shares of Common Stock through open-market purchases. Bel Ventures paid an aggregate of approximately $10,123,530 (which amount includes the cost of commissions) for such shares of Common Stock. The source of such funds was Bel's working capital. The respective dates of acquisition of such shares of Common Stock, the amount of shares of Common Stock purchased in each such acquisition, and the purchase price per share with respect to each such acquisition are set forth below:

Date of Acquisition	Number of Shares of Common Stock Purchased	Price Per Share
2/08/2008	1,420,000	$2.1938
2/11/2008	1,070,000	$2.1998
2/12/2008	510,052	$2.2009
2/13/2008	177,031	$2.3330
2/21/2008	229,969	$2.4986
2/22/2008	963,000	$2.4606

Item 4. Purpose of Transaction.

Except as described below, neither of the Reporting Persons has any present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

From time to time, and as recently as February 14, 2008, representatives of Bel have sought to arrange a meeting between senior management of Bel and senior management of the Company to discuss how Bel and the Company might work together for the benefit of both companies; however, no such meeting has been held to date.

The Reporting Persons intend to closely evaluate the performance of the Common Stock, including, but not limited to, the continued analysis and assessment of the Company’s business, assets, operations, financial condition, capital structure, management and prospects. Depending upon the Company's financial condition, results of operations, future prospects and other factors which the Reporting Persons deem relevant, each of the Reporting Persons may, and hereby reserves the right to, (i) acquire additional shares of Common Stock or sell the shares of Common Stock that such Reporting Person now owns or may acquire in the future, (ii) communicate with other shareholders of the Company or persons who may desire to become shareholders of the Company regarding, among other things, the Company’s business, assets, operations, financial condition, capital structure, management and prospects, and/or other matters regarding the management and operation of the Company, and/or matters pertaining to a potential business combination involving such Reporting Person and the Company, (iii) seek the removal of one or more members of the Company's Board of Directors and/or executive officers, (iv) seek to amend the Restated Certificate of Incorporation or By-laws of the Company to increase the size of the Board of Directors, elect one or more designees to fill any resulting vacancies, facilitate the removal of one or more directors and/or executive officers of the Company, and/or for any other purpose, (v) solicit proxies, to be used at either the Company's regular annual meeting or at a special meeting, or consents in lieu of any such meeting, for the purposes described in (iii) and/or (iv) above or for the election of one or more nominees of such Reporting Person and/or such other shareholders to the Board of Directors of the Company, (vi) seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties (whether or not affiliated with or otherwise related to such Reporting Person), or (vii) take such other action as such Reporting Person may determine.

Item 5. Interest in Securities of the Issuer.

Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, there were 87,348,256 shares of Common Stock outstanding as of November 5, 2007. As of February 22, 2008, Bel Ventures directly owned, and Bel beneficially owned, an aggregate of 4,370,052 shares of Common Stock, or 5.0% of the outstanding shares of Common Stock.

Bel and Bel Ventures share the power to vote or to direct the vote and the power to dispose or to direct the disposition of all 4,370,052 shares of Common Stock owned directly by Bel Ventures and beneficially by Bel.

Except as described in Item 3 of this Schedule 13D, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which either Reporting Person possesses voting or dispositive control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by either Reporting Person or any person or entity controlled by either Reporting Person or any person or entity for which either Reporting Person possesses voting or dispositive control over the securities thereof.

No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned directly by Bel Ventures and beneficially by Bel.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated February 25, 2008, between Bel Fuse Inc. and Bel Ventures Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2008

BEL FUSE INC.

By:	/s/ Daniel Bernstein
Name: Daniel Bernstein
Title: President

BEL VENTURES INC.

By:	/s/ Daniel Bernstein
Name: Daniel Bernstein
Title: President

    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Appendix A

Executive Officers and Directors of Bel Fuse Inc.

Name and Address*	Position with Bel Fuse Inc.	Principal Employment and Address of Employer

Daniel Bernstein**	Executive Officer and Director	President and Chief Executive Officer of Bel Fuse Inc.**

Howard Bernstein 21 Big Beech Lane Colts Neck, NJ 07722	Director	Retired

Colin Dunn**	Executive Officer	Vice President Finance, Treasurer and Secretary of Bel Fuse Inc.**

Joseph Meccariello***	Executive Officer	Vice President of Manufacturing of Bel Fuse Inc.***

John F. Tweedy (see address of employer)	Director	Member and Operating Manager Tweedy Financial Services, LLC (financial planner) 99 Tulip Avenue Suite 402 Floral Park, NY 11001

Robert H. Simandl (see address of employer)	Director	Attorney 24 North 3rd Avenue Highland Park, NJ 08904

Peter Gilbert (see address of employer)	Director	Executive VP of PCA Industries, LLC (manufacturer of cast aluminum automobile wheels) 1818 East Rosslynn Avenue Fullerton, CA 92831

John S. Johnson P.O. Box 1164 Queeche, VT 05059	Director	Independent consultant for various companies, including Bel Fuse Inc.

Avi Eden 335 South 16th Street Philadelphia, PA 19102	Director	Independent consultant

Dennis Ackerman**	Executive Officer	Vice President of Operations of Bel Fuse Inc.**

Andrew Wong*** Mr. Wong is a citizen of China.	Executive Officer	Vice President-Circuit Protection of Bel Fuse Inc.

Raymond Cheung*** Mr. Cheung is a citizen of Great Britain.	Executive Officer	Vice President - Asia Operations of Bel Fuse Inc.

*	All of the directors and executive officers of Bel Ventures Inc. are citizens of the United States. Colin Dunn has dual citizenship and also is an Australian citizen.

**	Address of employer is 206 Van Vorst Street, Jersey City, New Jersey 07302.

***	Address of employer is 8/F, 8 Luk Hop Street, San Po Kong, Kowloon, Hong Kong.

Executive Officers and Directors of Bel Ventures Inc.

Name and Address*	Position with Bel Ventures Inc.	Principal Employment and Address of Employer

Daniel Bernstein**	Executive Officer and Director	President and Chief Executive Officer of Bel Fuse Inc.**

Colin Dunn**	Executive Officer and Director	Vice President Finance, Treasurer and Secretary of Bel Fuse Inc.**

*	All of the directors and executive officers of Bel Ventures Inc. are citizens of the United States. Colin Dunn has dual citizenship and also is an Australian citizen.

**	Address of employer is 206 Van Vorst Street, Jersey City, New Jersey 07302.